U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10-SB

General Form for Registration of Securities

of Small Business Issuers
Under Section 12(b) or 12(g)
of the Securities Exchange Act of 1934

Diamond Discoveries International Corp.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	06-1579927 (I.R.S. Employer Identification No.)

119 West 23rd Street, Suite 508 New York, New York (Address of registrant’s principal executive offices)	10011 (Zip Code)

(212)741-8934

(Registrant’s Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

Name of each exchange on which each class is to
Title of each class to be so registered:	be registered:

None	None

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001

Copies to:

Jeffrey A. Rinde, Esq.
Bondy & Schloss LLP
6 East 43rd Street
New York, New York 10017-4656
Telephone No. (212)-661-3535
Fax No. (212) 972-1677

ii

PART I

Item 1.  Description of Business

General Development of Business

      The Company was incorporated on April 24, 2000. It is engaged in the business of diamond exploration in Canada. Other than contracting with a third party to conduct exploration and gather data on its behalf, the Company has conducted no operations to date and does not expect to receive any revenues for at least two years. During these two years the Company plans to concentrate its efforts on exploration and data gathering. Because the Company is an exploration stage company, there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further exploration will be required before the economic and legal feasibility of developing and then mining the properties is determined.

      The Company signed an Acquisition Agreement on September 12, 2000 (the “Acquisition Agreement”) with Messrs. Peter Ferderber and Stanley G. Hawkins and Tandem Resources Ltd., a Canadian mining exploration company of which Mr. Hawkins is the President, to acquire certain mining permits in the Torngat fields on the east coast of Ungava Bay in Northern Quebec, Canada, which the Company believes contains kimberlite, an igneous rock that contains the only diamonds known to occur in the rock matrix where they originally formed and plans to extract and produce diamonds from this kimberlite. The Company recently discovered diamonds in samples taken from one of the properties and has contracted with Prospecting Geophysics Ltd. to conduct surveys and exploration on this property.

Description of Business

      The Company is engaged in the exploration of properties with mineral resources whose initial focus will be in the Torngat fields in Quebec, Canada. The Company has acquired certain mining exploration permits covering properties in that area.

      The Company entered into the Acquisition Agreement to purchase from Messrs. Peter Ferderber and Stanley G. Hawkins 469.05 square kilometers of mining exploration permits in northwest Quebec, Canada, on the eastern shore of Ungava Bay. The Company believes, based upon an analysis of and samples taken from the properties, that the properties contain kimberlite. The Company has obtained a Progress Report, dated August 29, 2000 by Prospecting Geophysics Ltd., Ontario, Canada, which supports these beliefs. Mr. Ferderber is the President of Prospecting Geophysics Ltd.

Acquisition Agreement

      As consideration for the acquisition of these permits, the Company has issued 1,000,000 shares of its common stock to each of Messrs. Ferderber and Hawkins and has paid $35,000 Canadian to Mr. Hawkins and $25,000 Canadian to Mr. Ferderber.

      Tandem Resources Ltd., a Canadian domiciled company listed on the Montreal stock exchange (TDM-ME), which is owned by Mr. Hawkins, has received an option to purchase 40% of the mining rights conditioned on (i) the Company expending $5,000,000 Canadian on exploration of the property; (ii) Tandem paying the Company $2,000,000 Canadian; and (iii) the Company and Tandem entering into a joint venture agreement to operate the property within 60 days of the Company demonstrating expenditure of $5,000,000 Canadian on exploration of the property. In addition, the Company will have twenty-one (21) days from the date it notifies Tandem that it has expended $5,000,000 Canadian on exploration, to negotiate a financing agreement with Tandem to provide Tandem with the $2,000,000 Canadian required to exercise the option. Should no agreement be reached in the twenty-one (21) day period, the Company’s right to provide this financing shall expire. Also, upon the closing of the Acquisition Agreement, the Company assigned to Messrs. Ferderber and Hawkins a one (1%) percent interest in the “Net Smelter Returns” of the property one-half of which is payable over the first $50,000,000 Canadian in revenues from the property. The interest in these “Net Smelter Returns” terminates once Messrs. Ferderber and Hawkins have received, in the aggregate, $10,000,000 Canadian. Net Smelter Returns is determined by the net amount of money received from the sale of ore, or ore concentrates or other products from the property to a smelter or other ore buyer.

      Mr. Ferderber is the record owner of the mining exploration permits, which he has transferred to the Company, pending recording of their transfer. Mr. Ferderber executed a Transfer of Mining Rights in favor of the Company, as of June 20, 2000, which transferred the mining rights to the Company. This Transfer of Mining Rights was incorporated into the Acquisition Agreement.

      Such permits expire at dates ranging from October 17, 2004 to March 30, 2005. These permits, once expired, may be renewed for an additional five years at an annual licence fee of $75 Canadian per square kilometer. The Company has obtained the opinion of Lavery, de Billy, Baristers and Solicitors of Montreal, Canada, dated July 10, 2000, that Mr. Ferderber is the record owner of the permits under the Mining Act of Quebec and that the permits are in good standing as of June 21, 2000. The opinion further states that at the date of examination, there were no liens, charges or encumbrances registered against any of the permits.

      The Company, in conjunction with Messrs. Ferderber and Hawkins, intends to develop the properties from early stage exploration through development and ultimately economic viability by accumulating the appropriate data. Prior to any mining decisions, a diamond deposit must be assessed to determine the total tonnage of diamond bearing material, the average grade of the rock, the estimated size distribution of the diamonds in the deposit and the average value per carat of the diamonds. Gathering this data usually takes at least two years. At that time, the Company will evaluate whether, and if so how, to proceed.

Exploration Program

      The Company has no independent exploration capabilities and has hired Prospecting Geophysics Ltd. to perform all exploration activities. Mr. Peter Ferderber is the President of Prospecting Geophysics. Pursuant to its agreement with Prospecting Geophysics Ltd., the Company pays an hourly rate for the services of Mr. Ferderber and his staff as well as reimbursement for expenses, including equipment, transportation, lodging and meals.

      Over the next two years, during its exploration phase, the Company intends to continue to retain Prospecting Geophysics Ltd. to commission crews of workers who will gather samples of rock from the properties and transport the samples to a facility where they can be tested for properties which tend to indicate the presence of diamonds. At the end of the two years of exploration, the Company will seek either a joint venture partner or a senior partner that will undertake the development of the properties.

      The Company has established camp sites for the workers at the location of the properties in order to decrease the costs of lodging. In addition, the Company plans to use commercial supply boats, rather than commissioning private boats, to transport the rock samples. Because the properties are only accessible by air, the Company plans to rent helicopters as well as fixed wing aircraft known as “beavers” to transport workers and samples to and from the properties.

      The Company has begun its early stage exploration activities and has gathered samples from one of the properties for analysis. An exploration team of eight men has been gathering samples and data at this property for several months. The samples are taken from dykes or “pipes” containing kimberlite. These samples were analyzed by Lakefield Research Limited of Ontario, an independent laboratory, which uses caustic dissolution to extract the diamonds from the samples. Lakefield Research Limited issued reports dated September 26, 2000 and September 27, 2000 on two samples, one of which indicates that out of a 24.65 kilogram sample, two diamonds were found weighing 0.015 carats in the aggregate. The second sample of 30.22 kilograms yielded eight diamonds with a total weight of 0.001 carats.

      During the second phase of its exploration stage, the Company, through Prospecting Geophysics, plans to find the extent of the kimberlite dykes that were located in phase one and to gather larger mini-bulk and bulk samples. These next samples are expected to be up to 2,000 lbs. This should enable the Company to test for larger, and potentially more marketable diamonds which may or may not exist in the dykes. Prospecting Geophysics will attempt to locate additional kimberlite dykes and pipes and sample them as well. In addition, it will conduct further geochemistry tests to locate underground dykes which are not visible at the surface and magnetic surveys to trace them. This phase is scheduled to begin April 15, 2001 since inclement weather necessitates suspension of exploration during the winter months.

      Prospecting Geophysics identifies specific targets in kimberlite dykes by examining maps of the area and by air using an airborne magnetometer. From the air, the magnetometer detects magnetic properties in the rock below. The data from the magnetometer can be analyzed and used to focus the sample gathering process on areas of higher magnetism which tend to produce more and better diamonds.

      During the exploration phase and, if the Company decides to continue after the exploration stage, into development, management intends to begin marketing the diamonds from the properties by meeting with potential buyers of rough diamonds and producing marketing materials describing the Company and its prospects.

      At the present time, the Company does not hold any interest in a mining property that is in production. The Company’s viability and potential success lie in its ability to develop, exploit and generate revenue from the properties. There can be no assurance that such revenues will be obtained. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluations, experience and knowledge may not eliminate. It is impossible to ensure that the current or proposed exploration programs on the exploration permits will be profitable.

      The exploration operations of the Company are subject to all of the hazards and risks normally incident to exploration, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damages. The activities of the Company may be subject to prolonged disruptions due to weather conditions surrounding the location of properties over which the Company has permits. Difficulties, such as an unusual or unexpected rock formation encountered by workers but not indicated on a map, or other conditions may be encountered in the gathering of samples and data and could delay the Company’s exploration program. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or be excluded from coverage. There is no assurance that the Company will obtain insurance. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial position.

Kimberlites and Diamonds in Northern Quebec

      It has long been established that diamondiferous kimberlites are concentrated on the cratons of the Superior Province half of which is located in Northern Quebec. Moorhead, et al Kimberlites and Diamonds in Northern Quebec. Four separate kimberlite fields, the Temiscamingue, Desmaraisville, Otish and Torngat fields, are located in Quebec.

      Twin Mining was the first to stake the Torngat fields in mid 1999. Their property currently covers 444 square kilometers in the eastern coast of Unagava Bay in Northern Quebec. Shortly after this, also in mid 1999, Messrs. Ferderber and Hawkins staked 469.05 square kilometers in the Torngat fields. The Torngat fields are composed of a central plateau about 400 meters above sea level and is broken by steep-sided gorges and fjords along the coast. The largest of these features, Alluviaq Fjord, bisects the property covered by the permits.

      Several dikes in the area are well exposed sub-vertical features in Alluviaq Fjord and display horizontal and vertical continuity. These traits result from rock being pushed up from below the surface into a continuous vertical position against other horizontal rock. Geologists usually identify these rock formations as strong targets for the presence of diamonds.

Competition

      The mineral exploration business is competitive in all of its phases. The Company expects to compete with numerous other exploration companies and individuals, including competitors with greater financial, technical and other resources than the Company, for resources required for exploration. Their greater resources will likely position these competitors to conduct exploration within a shorter time frame than the Company.

Government Regulation and Licensing

      The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it presently holds all necessary licenses and permits required to carry on with its intended activities under applicable laws and regulations and the Company believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in regulations and in various operating circumstances. The Company may not be able to obtain all necessary licenses and permits required to carry out exploration, development and mining operations for its intended projects.

      The Company is currently subject to environmental regulation under the Environmental Act (Quebec), the Mining Act (Quebec) and the Forest Act (Quebec). Management believes the Company is in compliance with all of these acts. Moreover, the Company believes that an environmental impact of its exploration activities will be minimal. To the extent that the Company removes large amounts of rock or soil from the properties, it will likely have to replace such rock or soil and remediate any environmental disruption caused by its activities. It is impossible to assess with any certainty the cost of such replacement or remediation or the potential liability the Company would face if it were found to have violated one or more of these acts.

      The Company has obtained the opinion of Lavery, de Billy, Barristers and Solicitors of Montreal, Canada, dated July 10, 2000, that Mr. Ferderber was the record owner of the Mining Exploration Permits pertaining to the properties under the Mining Act of Quebec and that the permits were in good standing as of June 21, 2000. The opinion further states that at the date of examination, there were no liens, charges or encumbrances registered against any of the permits. However, the opinion disclaims any physical verification of the location of the properties covered by the permits and states that no survey of the area covered by the permits was conducted.

Seasonality

      Due to inclement weather in the Northwest Territories during the period from November to March, there can be no exploration during these months.

Employees

      The Company currently employs two individuals, Mr. Teodosio V. Pangia and Mr. Thomas Franzone, both of whom are executive officers. On August 14, 2000, the Company entered into a prospecting and survey agreement with Prospecting Geophysics Ltd. to act as the on-site project manager. Peter Ferderber is the President of Prospecting Geophysics Ltd. and will act as a consultant for the Company. Prospecting Geophysics Ltd. has four full time employees and contracts with other personnel on an as needed basis.

Currency Fluctuation

      The Company’s currency fluctuation exposure is primarily to the Canadian dollar as the properties are located in the Ungava Bay area in Northern Quebec. Such fluctuations may materially affect the Company’s financial position and results of operations.

      References to the dollar in this Form 10-SB are to US dollars, and “Canadian” appears after references to Canadian dollars. Unless otherwise stated, the translations of US dollars into Canadian dollars and vice versa have been made at the average rate for the year indicated.

Additional Information

      Upon effectiveness of this Registration Statement on Form 10-SB, the Company will be required to file with the Securities and Exchange Commission Annual Reports on Form 10-KSB and Quarterly Reports on Form 10-QSB. These reports and other information filed by the Company with the Securities and Exchange Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s regional offices located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Such material can also be obtained at the Commission’s Web site at http://www.sec.gov. Copies of such material can be obtained from the public reference section of the Commission at prescribed rates.

      The Company intends to send to each shareholder an annual report, including audited financial statements within 120 days after its fiscal year end. The Company currently has no plans to send its shareholders quarterly reports. However, it intends to make its reports on Forms 10-KSB and 10-QSB available to shareholders upon request either for inspection or for copying at the requesting shareholder’s expense.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Plan of Operation

      The following discussion regarding Diamond Discoveries International Corp. and its business and operations contains “forward-looking statements”. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as “may,” “expect,” “anticipate,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements.

Plan of Operation

      The Company was incorporated in April of 2000, and does not have any significant operating history or financial results. To date the Company has relied on advances of approximately $198,000 from its principal stockholders, and proceeds of approximately $30,000 from the sale of common stock to support its limited operations. As of November 13, 2000, the Company had approximately $1,000 of cash. The Company seeks additional equity or debt financing of up to $1,500,000 which it plans to use for the second phase of its exploration program to be conducted through 2001.

      The Company’s business plan for the year 2001 will consist of further exploration on the properties over which it holds the mining exploration permits as well as preliminary marketing efforts. The Company intends to continue retaining Prospecting Geophysics Ltd. to analyze the results of phase one of its exploration program, to find the extent of the kimberlite dykes that were located in phase one and to gather larger mini-bulk and bulk samples. These next samples are expected to be up to 2000 lbs. This should enable the Company to test for larger, and potentially more marketable diamonds which may or may not exist in the dykes. Prospecting Geophysics will attempt to locate additional kimberlyte dykes and pipes and sample them as well. In addition, it will conduct further geochemistry tests to locate underground dykes which are not visible at the surface and magnetic surveys to trace them. This phase is scheduled to begin April 15, 2001 since inclement weather necessitates suspension of exploration during the winter months.

      The Company after consulting with Prospecting Geophysics Ltd., estimates that it will require approximately $1,500,000 to conduct its exploration program through 2001. This amount will be used to pay for prospecting and geological mapping, helicopter and airplane support, lodging and food for workers, transportation of workers to and from the work sites, fuel and fuel transport, pick-up truck rentals, house rental in George River, assays, property taxes to the Quebec Department of Natural Resources and supervision. The Company plans to raise this funding through private offerings of debt and equity securities. If the Company is unable to raise this entire amount, it will likely go forward with its exploration program on a reduced scale, and therefore over a longer-term. The Company has to date relied on a small number of investors to provide it with financing for the commencement of its exploration program, including TVP Capital Corp., a principal shareholder of the Company. Amounts owed to these individuals are payable upon demand.

      During the exploration stage and, if the Company decides to continue after the exploration stage, into development, management intends to begin marketing possible diamonds and property by meeting with potential buyers of rough diamonds and producing marketing materials describing the Company and its prospects.

      The Company does not expect to make any direct expenditures to purchase any equipment as all equipment necessary for the mining explorations will be provided by Prospecting Geophysics Ltd. pursuant to the Prospecting and Survey Agreement dated November 14, 2000. However, the Company will reimburse Prospecting Geophysics for all of its out of pocket expenses including equipment rental.

      The Company now employs two individuals, both of whom are executive officers of the Company. The Company does not expect any significant changes in the number of employees within the next twelve months.

Item 3.  Description of Property

0 2 4 6
KILOMETRE
DIAMOND DISCOVERIES
INTERNATIONAL INC. (D.D.I.)
D. D. I.
N
Ungava
Bay
D. D. I.
D. D. I.
D. D. I.
D. D. I.
QUEBEC
LABRADOR
DIAMOND DISCOVERIES
INTERNATIONAL CORP.
TORNGAT PROPERTIES
UNGAVA BAY NORTHERN QUEBEC

      The Company does not own real property nor does it hold any lease or other real property interest except for the exploration permits it has acquired pursuant to the Acquisition Agreement as described under “Description of Business.”

      The Company has entered into a Prospecting and Survey Agreement with Prospecting Geophysics Ltd. to act as on-site project manager for the Company’s exploration activities.

      The following information is provided in compliance with “Guide 7 of Industry Guides Under the Securities Act and the Exchange Act” for issuers engaged or to be engaged in significant mining operations:

(1) The permits acquired by the Company in the Acquisition Agreement cover 469.05 square kilometers of properties in northwest Quebec, Canada, on the eastern shore of Ungava Bay. With the exception of the five(5) month period from November to March in which there is inclement weather in the area surrounding the properties, there is nothing preventing access to the properties. However, hazardous weather conditions could prevent the Company from accessing the properties in other months as well. The properties are only accessible by air via a helicopter or by boat. There are no roads that permit direct access to the properties.

(2) Pursuant to the Transfer of Mining Rights agreement between Peter Ferderber and the Company, Peter Ferderber has transferred to the Company six (6) Mining Exploration Permits for the properties. The properties covered by the permits are indicated on the above map by the areas marked D.D.I. Further, pursuant to the Acquisition Agreement, in consideration for the permits, the Company has issued 1,000,000 shares of its common stock to Mr. Ferderber and has paid him $25,000 Canadian, and at Mr. Ferderber’s request, $35,000 Canadian to Stanley G. Hawkins. The Company has obtained the opinion of Lavery, de Billy, Barristers and Solicitors of Montreal, Canada dated July 10, 2000, that Mr. Ferderber was the record owner of the permits under the Mining Act of Quebec and that the permits were in good standing as of June 21, 2000.

(3) To the knowledge of the Company, Messrs. Ferderber and Hawkins staked the 469.05 square kilometer property in the Torngat fields in northwest Quebec, Canada, on the eastern shore of Ungava Bay in 1999, and there were no previous owners, operators, or operations on the property.

(4) (i) Although there can be no assurance of successful diamond development, the Company believes, based upon studies performed on adjacent lands and on an initial progress reports of the property, that the current condition of the property is comparable to land that has proven successful for diamond exploration. Additionally, the results of the analysis conducted by Lakefield Research Limited have indicated that there are diamonds on the property. A 24.65 kilogram sample taken from the property, has yielded two diamonds weighing 0.015 carats and a 30.22 kilogram sample has yielded eight diamonds weighing 0.001 carats.

     Geology

The Torngat Property, where the properties for which the Company has mining permits is located, lies within the Torngat mountain province. The crust in the province is thickened because two continental plates were pushed, more than a billion years ago, one on top of the other.

The predominant rock type on the properties are the Tasiuyak Gneiss, a northwest trending belt of gneisses rock. The gneisses are considered to be altered sedimentary rocks.

The rocks of the Torngat mountain province strike northwest-southeast within the Torngat property. Cross-cutting the gneisses, there are a number of kimberlite dykes. The individual dykes are dark green and generally coarse grained across most of their width.

The properties are in a location over an early Precambrian bedrock segments which is bedrock dating back to the earliest era of geological history, called an “Archon.” An Archon is an immobile segment of the earth’s crust exceeding 1.5 billion years in age. Kimberlite, a form of igneous rock, is widely regarded as the main source for diamonds, and is reported from postulated Archon called the “Baltic Shield”. Only in the past decade have diamond explorers recognized that these Baltic Shield rocks are potentially viable for diamonds.

The property is without known reserves and the proposed program of the Company is exploratory in nature. Exploration for diamonds on the properties began because the formation and layout of the rocks on the properties indicated that some of the rocks had been pushed up through the earth’s crust. This is initially identified by geologists from the age and shape of the rocks. When these different or unexpected rock formations appear, geologist then consider the area surrounding these rocks as strong targets for exploration for diamonds. This is because, geologists believe, as the rocks are pushing up through the earth’s surface from great depths, the rocks travel through diamond fields located below the earth’s surface and therefore rocks containing diamonds are forced to the surface.

Rocks containing these characteristics were identified on the properties covered by the Company’s mining permits. Once these rocks were identified, the Company then conducted a magnetometer survey. The magnetometer is a small electronic device used by geologists to survey the land for areas of high magnetism. This can be used in the air or on the ground. This test is conducted because, when the rocks are being pushed through the earth’s surface (as described above), in addition to bringing rocks containing diamonds, iron from below the Earth’s surface is also forced to the surface. The magnetometer reads the surface of the Earth for any magnetism created by the iron upon the belief that if a particular property contains a high concentration of iron that was forced up from below the earth’s surface, the property may also contain diamonds that have been similarly forced up to the surface.

An airborne magnetometer survey was conducted over the properties for which the Company has mining permits, and six(6) magnetic dykes were discovered. This indicated to the Company that these properties were potentially a source for diamonds. In addition, samples of rock taken from the properties have yielded small diamonds.

The Company has hired Prospecting Geophysics Ltd. to conduct these exploration procedures. Mr. Peter Ferderber is the President of Prospecting Geophysics Ltd. Mr. Ferderber has over forty years of experience in mining exploration. Prospecting Geophysics Ltd. plans to conduct the exploration of the property which is expected to last for the next two years. The first phase involved identifying areas on the property from which to take samples and gathering small samples from the properties for analysis. This analysis to date has demonstrated the presence of 10 small diamonds in two samples taken. Once the analysis of the phase one samples and data is completed, and if the samples show more positive results, the second phase of the exploration will begin. The second phase involves determining the extent of any kimberlite dykes that were located in phase one and to gather mini-bulk and bulk samples. These samples are expected to be up to 2,000 lbs. This will enable the Company to determine if there are larger and more marketable diamonds on the properties. The second phase is scheduled to begin April 15, 2001. The following is a breakdown of the estimated budget for particular aspects of the Company’s exploration activities:

Prospecting and geological mapping	$190,000.00

Helicopter support	225,000.00

Lodging and food	110,000.00

Airplane support	100,000.00

Mobilization and Demobilization	60,000.00

Fuel for helicopter, airplane and camps	40,000.00

Fuel transport by boat	8,000.00

Pick-up truck rental	15,000.00

Testing samples for Diamonds	150,000.00

Property Taxes (Quebec Dept. of Natural Res)	60,000.00

Supervision	60,000.00

Once the Company has established all the factors effecting the viability of extracting diamonds the Company will evaluate whether, and if so how, to proceed. The Company intends to engage in open-pit mining.

(5) In the Quebec sector of the Torngat belt, roughly fifteen dykes have been mapped. These dykes occupy fractures oriented at an approximately right angle to the country rocks, suggesting tensions opened up by later scale folding. Two of these dykes on an adjacent property have been sampled, confirming the presence of diamonds. However, to date, no proven reserves have been established and there can be no assurance that any such reserves will ever exist.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth the name and address of each officer and director of the Company and each person who owns beneficially more than five percent of the Common Stock of the Company, and the number of shares owned by each such person and by all officers and directors as a group:

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Approximate % of Class

TVP Capital Corp.(1)(2)	3,475,000	20.44%
Teodosio V. Pangia(1)(2)	3,475,000	20.44%
Peter Ferderber(3)	1,000,000	5.88%
Stanley G. Hawkins(4)	1,000,000	5.88%
Tom Franzone(1)	275,000	1.62%
Louis Lilling(5)	10,000,000	58.82%
Directors and Officers as a Group	3,725,000	21.91%

(1)	The address for each of TVP Capital Corp. and Messrs. Pangia and Franzone is c/o the Company at 119 West 23rd Street, Suite 508, New York, NY 10011.

(2)	Teodosio V. Pangia is the sole shareholder of TVP Capital Corp. As such, he is deemed a beneficial owner of shares held by TVP Capital Corp. although he disclaims beneficial ownership thereof.

(3)	The address for Messr. Ferderber is c/o Prospecting Geophysics Ltd, 114 Rue Villeneuve, Val-D’or, Quebec, Canada J9P-3L7.

(4)	The address for Messr. Hawkins is c/o Tandem Resources, Ltd., 111 Richmond Street West, Suite 402, Toronto, Ontario, Canada M5H 2G4.

(5)	Louis Lilling’s address is 142 Wycoff Way West, East Brunswick, NJ 08818.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

Name	Age	Company Position

Teodosio V. Pangia	42	Chairman/CEO
Thomas Franzone	44	Treasurer/Controller
Peter Ferderber	73	Consultant
Stanley G. Hawkins	69	Advisor

Teodosio V. Pangia

      Mr. Pangia has been Chairman, CEO and a Director of the Company since its formation in April 2000. He is the Chairman of TVP Capital Corp., a U.S. based venture capital company which he founded in April 2000 and which has provided consulting services to the Company since April 2000. Since July 2000, Mr. Pangia has been a Director of Enviro Industrial Technologies, Inc., a mineral processing company. Mr. Pangia has been President of Tyler Dylan Corp., an Ontario, Canada based investment company. From June 1997 to July 1999, Mr. Pangia was a co-founder and consultant of Environmental Solutions Worldwide, a company that has developed and patented a catalytic converter that does not require precious metals. A recent venture of Mr. Pangia is Enviro Industrial Technologies, Inc (“Enviro”) of which he is Chairman and Chief Executive Officer. Enviro is a company whose primary focus is on the processing and marketing of industrial minerals. From 1995 through 1997, Mr. Pangia was Director and Chief Executive Officer of Ecology Pure Air International, a Canadian company engaged in developing an automobile fuel catalyst. From 1992-1995, Mr. Pangia was a Director and Chief Executive Officer of EPA Enterprises, a Canadian company engaged in developing pre-combustion fuel technology. In 1997, a petition in bankruptcy was brought against Mr. Pangia in the Ontario Court of Justice. That petition, and a related order, were dismissed. Mr. Pangia anticipates spending approximately one-third of his professional time on the business of the Company.

Thomas Franzone

      Mr. Franzone is the treasurer of the Company and has been the President of Enviro Industrial Technologies, Inc. since its formation in April 2000. From 1998 until he joined Enviro Industrial Technologies, Inc., he was the President of Franzone Consulting Corp. located in New York City a business and accounting consultant company. From 1996 to 1999 Mr. Franzone held the position of controller at Direct Approach Marketing. He came to Direct Approach Marketing after spending a year at Patient Education Media Time Life Medical, a company that produced medical information videos where he held the position of Accounting Manager. From November 1989 to 1995 he worked as Controller for Empire Diamond Corp. a company that bought and sold estate jewelry. Mr. Franzone anticipates spending approximately one-third of his professional time on the business of the Company.

Peter Ferderber

      Mr. Ferderber is not an employee of the Company but has been included here because the Company will rely heavily on his services and expertise. He is a consultant to the Company. He has been involved in mining exploration for over forty years. He has been the President of Prospecting Geophysics Ltd., a mining geophysics company located in Quebec, Canada, since 1955 and was awarded the “Prospector of the Year” Prospectors and Developers Association award for Canada and the Province of Quebec in 1979.

Stanley G. Hawkins

      Mr. Hawkins is not an employee of the Company but has been included here because the Company will rely heavily on his services and expertise. He is an advisor to the Company. Since 1995, he has been the President of Tandem Resources Ltd., a Canadian Company listed on the Montreal Stock Exchange (TDM-

ME), involved in managing mining explorations. Mr. Hawkins holds a degree in Engineering: Mining from the University of Toronto.

Item 6.  Executive Compensation

      The executive officers, Mr. Pangia and Mr. Franzone, have not yet received any annual salary compensation for their services. However, the executive officers will likely receive an annual salary or other compensation in the future.

      The Company has issued 3,450,000 shares of common stock to TVP Capital Corp. of which Mr. Pangia is the sole shareholder. The Company has also issued 275,000 shares of common stock to Mr. Franzone. All the shares issued to TVP Capital Corp. and Mr. Franzone are considered “restricted securities” and in the future may be sold only in compliance with Rule 144 or in an exempt transaction under the Securities Act of 1933, as amended, (the “Act”) unless registered under the Act. These shares, however, were issued as founders’ shares at par value, and so have not been recorded as compensation.

Employment Agreements

      The Company has not entered into employment agreements with any of its officers or directors of the Company.

Stock Option Agreements

      None

Item 7.  Certain Relationships and Related Transactions

      The Company has entered into a Acquisition Agreement dated September 12, 2000 with Mr. Ferderber, Mr. Hawkins and Tandem Resources Ltd. The Acquisition Agreement provides for the Company to purchase certain mining claims from Messrs. Ferderber and Hawkins. Such Claims cover 469.05 square kilometers in the Torngat fields in northwest Quebec, Canada, on the eastern shore of Ungava Bay. As consideration for the acquisition of these permits, the Company has issued 1,000,000 shares of its common stock to each of Messrs. Ferderber and Hawkins and has paid $35,000 Canadian to Mr. Hawkins and $25,000 Canadian to Mr. Ferderber.

      In addition, the Acquisition Agreement further provides for an option to Tandem Resources Ltd., to purchase 40% of the properties covered by the permits conditioned on (i) the Company expending $5,000,000 Canadian on exploration of the properties; (ii) Tandem paying the Company $2,000,000 Canadian and (iii) the Company and Tandem entering into a joint venture agreement to operate the properties within 60 days of the Company demonstrating expenditure of $5,000,000 Canadian on exploration of the properties. In addition, the Company will have twenty-one (21) days from the date it notifies Tandem that it has expended $5,000,000 Canadian on exploration of the properties, to negotiate a financing agreement with Tandem to provide Tandem with the $2,000,000 Canadian required to exercise the option. Should no agreement be reached in the twenty-one (21) day period, the Company’s right to provide this financing shall expire. Also, upon the closing of the acquisition, the Company assigned to Messrs. Ferderber and Hawkins a one (1%) percent interest in the Net Smelter Returns of the properties, half of which is payable over the first $50,000,000 Canadian in revenues from the properties. This interest in the Net Smelter Returns terminates once Ferderber and Hawkins have received, in the aggregate, $10,000,000 Canadian.

      In connection with the Acquisition Agreement, Mr. Ferderber has executed a Transfer of Mining Rights in favor of the Company, as of June 20, 2000 which transfers mining rights over all of the properties to the Company.

      The Company has entered into a Prospecting and Survey Agreement with Prospecting Geophysics Ltd. dated November 20, 2000, whereby Prospecting Geophysics Ltd. will act as the project manager for the Company’s mining operations. Peter Ferderber is the President of Prospecting Geophysics Ltd. Under the agreement, the Company is to pay for Mr. Ferderber’s services at a rate of $500 per day in addition to reimbursing all expenses incurred by Prospecting Geophysics on behalf of the Company. Prospecting Geophysics is required under the agreement to conduct prospecting and surveying activities on behalf of the

Company. The agreement has a term of eighteen (18) months with automatic renewal unless either party gives 30 days’ notice of its intent to terminate.

      The Company believes that the terms of the above transactions are on terms at least as favorable to the Company as could have been obtained from arms-length negotiations with unrelated third parties.

Item 8.  Description of Securities

Common Stock

      The authorized capital stock of Diamond Discoveries International Corp. consists of 80,000,000 shares of Common Stock, par value $.001 of which 17,000,000 are issued and outstanding on September 30, 2000. All outstanding shares of Common Stock are fully paid and non-assessable. Each holder of record of Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

      Holders of Diamond Discoveries International Corp. Common Stock are entitled to dividends in the discretion of the Board of Directors and payment thereof will depend upon, among other things, the Company’s earnings, its capital requirements and its overall financial condition. Diamond Discoveries International Corp. has not paid any cash dividends on its Common Stock since inception and intends to follow a policy of retaining any earnings to finance the development and growth of its business. Accordingly, it does not anticipate the payment of cash dividends in the foreseeable future.

  Penny Stock Rule

      Upon clearance of this Form 10-SB with the Securities and Exchange Commission, the Company plans to apply for trading of its securities on the OTC Bulletin Board. In the absence of the common stock being quoted on Nasdaq, or the Company having $2 million in net tangible assets, trading in the common stock would be covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for non-Nasdaq and non-exchange listed securities. Under such rule, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

      The Securities and Exchange Commission has adopted regulations that generally define a penny stock to be an equity security that has a market price of less than $5.00 per share, subject to certain exemptions. Such exemptions include an equity security listed on Nasdaq and an equity security issued by an issuer that has (i) net tangible assets of at least $5 million, if such issuer has been in continuous operation for less than three (3) years, or (ii) average revenue of at least $6 million for the proceeding three (3) years. Unless an exemption is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. As the Company’s common stock will be subject to the regulations on penny stock, the market liquidity for the common stock could be severely and adversely affected due to the limitations on the ability of broker-dealers to sell the common stock in the public market.

Preferred Stock

      The Company is authorized to issue 20,000,000 shares of preferred stock, par value $.00l per share, none of which has been issued as of September 30, 2000.

Shares Eligible for Future Sale

      The Company has 17,000,000 shares of common stock outstanding, of which 7,000,000 shares are considered “restricted securities” and in the future, may be sold only in compliance with Rule 144 or in an exempt transaction under the Securities Act of 1933, as amended, (the “Act”) unless registered under the Act (the “Restricted Shares”). The ten million shares held by Louis Lilling were sold in reliance upon the exemption provided by New Jersey law, N.J.S.A. 49:3-50, and must be held by Mr. Lilling for a period of twelve months, except if resold pursuant to a registration statement effective under N.J.S.A. 49:3:61, 61.1, an exemption under the uniform securities law (1997) pursuant to N.J.S.A. 49:3-47 or to an accredited investor pursuant to an exemption available under N.J.S.A. 49:3:50.

      In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned the Restricted Shares of common stock beneficially for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

PART II

Item 1.  Market for Common Equity and Related Stockholder Matters

      The Company plans to list its securities for trading on the OTC Bulletin Board and in the over-the-counter market “pink sheets”. The Company’s trading symbol is expected to be “DDCC”. To date, there has been no trading market for the Company’s securities.

      Of the Company’s 17,000,000 issued and outstanding shares of common stock, 7,000,000 shares are considered “restricted securities” and in the future, may be sold only in compliance with Rule 144 or in an exempt transaction under the Act unless registered under the Act. The ten million shares held by Louis Lilling were sold in reliance upon the exemption provided by New Jersey law, N.J.S.A. 49:3-50, and must be held by Mr. Lilling for a period of twelve months, except if resold pursuant to a registration statement effective under N.J.S.A. 49:3:61, 61.1, an exemption under the uniform securities law (1997), N.J.S.A. 49:3-47 or to an accredited investor pursuant to an exemption available under N.J.S.A. 49:3:50.

  Holders

      As of November 25, 2000, the number of holders of record of common stock, was ten (10).

  Dividend Policy

      The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. Thereafter, the declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including, without limitation, the Company’s financial condition, capital requirements and business condition.

      The Company is prohibited from paying cash dividends on the common stock until any issued and outstanding preferred stock is converted into common stock.

Item 2.  Legal Proceedings

      The Company is not party to any material pending legal proceedings and has no knowledge that any such proceedings are threatened.

Item 3.	Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

      Not applicable.

Item 4.  Recent Sales of Unregistered Securities

      The following paragraphs set forth certain information with respect to all securities sold by the Company within the last three years without registration under the Act. The information includes the names of the purchasers, the date of issuance, the title and number of securities sold and the consideration received by the Company for the issuance of these shares.

      On May 1, 2000, the Company sold 5,000,000 shares of its common stock for $.001 per share to the following persons in the amount indicated opposite each person’s name:

TVP Capital Corp.	3,475,000

Bondy & Schloss LLP	150,000

Tom Franzone	275,000

Vasilik Kalantzkos	100,000

Tunku Mudzaffar Bin Tunku Mustapha	250,000

Romeo Dibatista Sr.	250,000

JJAB, LLC	500,000

      These shares were sold pursuant to Section 4(2) of the Act and were not issued in connection with any public offering. Teodosio V. Pangia is the sole shareholder of TVP Capital Corp. Tom Franzone is the Treasurer of the Company. Bondy & Schloss LLP is legal counsel to the Company.

      On May 20, 2000, the Company, pursuant to a private offering, issued 10,000,000 shares of its common stock to Mr. Louis Lilling for $250,000. Mr. Lilling paid $25,000 of the purchase price of these shares in cash and the remainder in the form of a promissory note. These shares were issued pursuant to Rule 504 of Regulation D of the Securities Act and were not issued in connection with any public offering. All amounts refer to U.S. dollars. There were no underwriting commissions in connection with the private offering.

      Pursuant to the Acquisition Agreement dated September 12, 2000, the Company issued 1,000,000 shares of its common stock to each of Messrs. Ferderber and Hawkins in consideration for the acquisition of the Claims. These shares were sold pursuant to Section 4(2) of the Act and were not issued in connection with any public offering.

Item 5.  Indemnification of Directors and Officers

      The Delaware General Corporation Law “DGCL,” in general, allows corporations to indemnify their directors and officers against expenses actual and reasonable in connection with a proceeding, if a person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation. In the case of a criminal action or proceeding, the director or officer must have no reasonable cause to believe that the person’s conduct was unlawful. The DGCL also provides that indemnification is not exclusive, and a corporation may make any other or further indemnification under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, however no indemnification shall be made in respect of any claim which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that, despite the adjudication of liability but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. However, according to the certificate of incorporation a director will be liable (i) for breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) for liability under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

14

DIAMOND DISCOVERIES INTERNATIONAL CORP.

(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Public Accountants	F-2
Balance Sheet

September 30, 2000	F-3
Statement of Operations

Period from April 24, 2000 (Date of Inception) to September 30, 2000	F-4
Statement of Changes in Stockholders’ Deficiency

Period from April 24, 2000 (Date of Inception) to September 30, 2000	F-5
Statement of Cash Flows

Period from April 24, 2000 (Date of Inception) to September 30, 2000	F-6

Notes to Financial Statements	F-7/9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders

Diamond Discoveries International Corp.

      We have audited the accompanying balance sheet of DIAMOND DISCOVERIES INTERNATIONAL CORP. (A Development Stage Company) as of September 30, 2000, and the related statements of operations, changes in stockholders’ deficiency and cash flows for the period from April 24, 2000 (date of inception) to September 30, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Discoveries International Corp. as of September 30, 2000, and its results of operations and cash flows for the period from April 24, 2000 (date of inception) to July 31, 2000, in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As further discussed in Note 1 to the financial statements, the Company had not generated any revenues from its operations, and it had working capital and stockholder’s deficiencies, as of September 30, 2000. Such matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

J.H. Cohn LLP

Roseland, New Jersey

November 16, 2000

DIAMOND DISCOVERIES INTERNATIONAL CORP.

(A Development Stage Company)

BALANCE SHEET

SEPTEMBER 30, 2000

ASSETS

Current assets:

Cash	$21,849

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Liabilities:

Accounts payable	$55,000

Advances from stockholders	197,987

Total liabilities	252,987

Stockholders’ deficiency:

Preferred stock, par value $.001 per share; 20,000,000 shares authorized; none issued	—

Common stock, par value $.001 per share; 80,000,000 shares authorized; 17,000,000 shares issued and outstanding	17,000

Additional paid-in capital	291,600

Stock subscription receivable	(225,000)

Deficit accumulated during the development stage	(314,738)

Total stockholders’ deficiency	(231,138)

Total	$21,849

See Notes to Financial Statements.

DIAMOND DISCOVERIES INTERNATIONAL CORP.

(A Development Stage Company)

STATEMENT OF OPERATIONS

PERIOD FROM APRIL 24, 2000 (DATE OF INCEPTION)
TO SEPTEMBER 30, 2000

Revenues	$—

Operating expenses:

Exploration costs — Prospecting Geophysics Ltd.	185,967

General and administrative expenses	128,771

Total	314,738

Net loss	$(314,738)

Basic net loss per common share	$(.02)

Basic weighted average common shares outstanding	13,591,195

See Notes to Financial Statements.

DIAMOND DISCOVERIES INTERNATIONAL CORP.

(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

PERIOD FROM APRIL 24, 2000 (DATE OF INCEPTION)
TO SEPTEMBER 30, 2000

							Deficit
							Accumulated
	Preferred Stock		Common Stock		Additional	Stock	During the
					Paid-in	Subscription	Development
	Shares	Amount	Shares	Amount	Capital	Receivable	Stage	Total

Issuance of shares to founders effective as of April 24, 2000	—	$—	4,850,000	$4,850				$4,850

Issuance of shares as payment for legal services			150,000	150	$3,600			3,750

Issuance of shares in connection with acquisition of mining permits			2,000,000	2,000	48,000			50,000

Subscription for purchase of 10,000,000 shares			10,000,000	10,000	240,000	$(225,000)		25,000

Net loss							$(314,738)	(314,738)

Balance, September 30, 2000	—	$—	17,000,000	$17,000	$291,600	$(225,000)	$(314,738)	$(231,138)

See Notes to Financial Statements.

DIAMOND DISCOVERIES INTERNATIONAL CORP.

(A Development Stage Company)

STATEMENT OF CASH FLOWS

PERIOD FROM APRIL 24, 2000 (DATE OF INCEPTION)
TO SEPTEMBER 30, 2000

Operating activities:

Net loss	$(314,738)

Adjustments to reconcile net loss to net cash used in operating activities:

Cost of mining permits paid through the issuance of common stock	50,000

Costs of services paid through issuance of common stock	3,750

Changes in operating liabilities — accounts payable	55,000

Net cash used in operating activities	(205,988)

Financing activities:

Advances from stockholders	197,987

Proceeds from sale of common stock	29,850

Net cash provided by financing activities	227,837

Net increase in cash	21,849

Cash, beginning of period	—

Cash, end of period	$21,849

See Notes to Financial Statements.

DIAMOND DISCOVERIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Business and basis of presentation:

      Diamond Discoveries International Corp. (the “Company”) was incorporated in the State of Delaware on April 24, 2000. The Company plans to engage in activities related to the exploration of mineral resources in Canada. It plans to conduct exploration and related activities through contracts with third parties.

      As further explained in Note 3, the Company acquired its initial mining exploration permits for 469.05 square kilometers in the “Torngat Fields” located in the Province of Quebec, Canada, which the Company believes contains kimberlite, an igneous rock that contains the only diamonds known to occur in the rock matrix where they originally formed. The Company intends to develop the properties from early stage exploration through development and ultimately economic viability by accumulating the appropriate data. Prior to any mining decisions, a diamond deposit must be appropriately assessed. Gathering this data usually takes at least two years. Once the appropriate data has been gathered, management will determine whether and how to proceed with mining operations. The Company recently discovered diamonds in samples taken from the property and has contracted with Prospecting Geophysics Ltd. (“PGL”) to conduct surveys and exploration at the property to begin to enable it to determine whether it can extract and produce diamonds from this kimberlite (see Note 3).

      Other than contracting with PGL to conduct exploration and gather data on its behalf, the Company had not conducted any operations or generated any revenues as of September 30, 2000. Accordingly, it is considered a “development stage company” for accounting purposes. The Company’s year-end will be December 31st.

      The accompanying financial statements have been prepared assuming the Company will continue as a going concern. However, in addition to not generating any revenues, the Company had a working capital and a stockholders’ deficiency of $231,138 as of September 30, 2000. Management believes that the Company will not generate any revenues during the two year period subsequent to September 30, 2000 in which it will be gathering and evaluating data related to the permits for the Torngat Fields. Management also believes that the Company will need total additional financing of approximately $1,500,000 to continue to operate as planned during the twelve month period subsequent to September 30, 2000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to obtain such financing through private offerings of debt and equity securities. As of September 30, 2000, the Company had subscriptions receivable of $225,000 for the purchase of shares of the Company’s common stock (see Note 7). However management cannot assure that the Company will be able to obtain any or all of the additional financing it will need to continue to operate through at least September 30, 2001 or that, ultimately, it will be able to generate any profitable commercial mining operations. If the Company is unable to obtain the required financing, it may have to curtail its operations or terminate its operations and liquidate its remaining assets and liabilities.

      The accompanying financial statements do not include any adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue its operations as a going concern.

Note 2 — Summary of significant accounting policies:

      Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DIAMOND DISCOVERIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 2 — Summary of significant accounting policies — (Continued):

      Concentrations of credit risk:

The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed Federal insurance limits. Exposure to credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings.

      Recent accounting pronouncements:

The Financial Accounting Standards Board and the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants had issued certain accounting pronouncements as of September 30, 2000 that will become effective in subsequent periods; however, management of the Company does not believe that any of those pronouncements would have significantly affected the Company’s financial accounting measurements or disclosures had they been in effect during the period from April 24, 2000 to September 30, 2000, and it does not believe that any of those pronouncements will have any significant impact on the Company’s financial statements at the time they become effective.

Note 3 — Mining permits:

      Pursuant to an agreement consummated on September 12, 2000, the Company acquired certain mining permits in the Torngat Fields from Peter Ferderber and S. G. Hawkins, who are key consultants and advisors to the Company, for total consideration of $90,540, of which $40,540 ($60,000 Canadian) represents the amount paid in cash and $50,000 represents the fair value of a total of 2,000,000 shares of the Company’s common stock issued to Messrs. Ferderber and Hawkins. The exchange of shares for the mining permits was a noncash transaction that is not reflected in the accompanying statement of cash flows.

      In connection with the acquisition of these mining permits, the Company assigned to the sellers a 1% interest in the “net smelter returns” of the property, one-half of which is payable over the first $50,000,000 (Canadian) of revenues produced from the property. Such interest would terminate once the sellers receive a total of $10,000,000 (Canadian) based on such interest. Net smelter returns are determined by the net amount received from the sale to a smelter or other buyer of ore, ore concentrates or other products produced from the property.

      Mr. Hawkins owns Tandem Resources, Ltd. (“Tandem”). As part of the agreement for the purchase of the mining permits, the Company granted Tandem an option to purchase a 40% interest in a joint venture that would be formed between the Company and Tandem to conduct mining operations related to the permits at such time as the Company has incurred expenditures related to such operations totaling $5,000,000 (Canadian). The exercise price for the option will be $2,000,000 (Canadian). Mr. Ferderber also is the president of PGL (see Note 1).

Note 4 — Advances from stockholders:

      Advances from stockholders of $197,787 at September 30, 2000 were noninterest bearing and due on demand.

      Although management does not believe that there is a practical method that can be used to specifically determine the fair value of the advances from stockholders because of the relationship of the Company and its stockholders, it believes that the advances will be repaid on a short-term basis and, accordingly, the carrying value of the advances approximated fair value as of September 30, 2000.

Note 5 — Preferred stock:

      As of September 30, 2000, the Company was authorized to issue up to 20,000,000 shares of preferred stock with a par value of $.001 per share. The preferred stock may be issued in one or more series with dividend rates, conversion rights, voting rights and other terms and preferences to be determined by the

DIAMOND DISCOVERIES INTERNATIONAL CORP.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 5 — Preferred stock — (Continued):

Company’s Board of Directors, subject to certain limitations set forth in the Company’s Articles of Incorporation. No shares of preferred stock had been issued by the Company as of September 30, 2000.

Note 6 — Common stock issued for services:

      During the period from April 24, 2000 to September 30, 2000, the Company issued 150,000 shares of common stock as payment for legal services. Accordingly, general and administrative expenses in the accompanying statement of operations and common stock and additional paid-in capital in the accompanying statement of stockholders’ deficiency were increased to reflect the estimated fair value of the shares of $3,750.

Note 7 — Stock subscription receivable:

      On May 20, 2000, the Company completed the sale of 10,000,000 shares of common stock for $250,000, or $.025 per share, through a private placement intended to be exempt from registration under the Securities Act of 1933. The buyer paid $25,000 in cash and the balance through the issuance of a 10% promissory note in the principal amount of $225,000. Although the note has a stated due date of January 16, 2001, it is subject to payment at any time prior thereto upon demand by the Company. The exchange of shares for a note receivable was a noncash transaction that is not reflected in the accompanying statement of cash flows. In addition, the note receivable is reflected as a separate component of stockholders’ deficiency in the accompanying balance sheet.

* * *

PART III

Item 1.  Index to Exhibits

      The Following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit
Number	Description of Document

2.1*	Articles of Incorporation as filed on April 24, 2000
2.2*	Bylaws of Diamond Discoveries International Corp.
6.1	Acquisition Agreement dated September 12, 2000 between the Company and Peter Ferderber, Stanley Hawkins and Tandem Resources Ltd.
6.2*	Prospecting and Survey Agreement between Prospecting Geophysics Ltd and the Company dated August 14, 2000.
6.3*	Transfer of Mining Rights between Peter Ferderber and the Company dated June 20, 2000.
6.4	Option Agreement between Diamond Discoveries International Corp. and Tandem Resources Ltd. dated September 12, 2000.
6.5	Revised Prospecting and Survey Agreement between Prospecting Geophysics Ltd. and the Company dated November 20, 2000.
10.1*	Consent of Lavery, de Billy for the Title Opinion of the Mining Exploration Permits.
15.1*	Title opinion of Lavery, de Billy on the Mining Exploration Permits.
27.1	Financial Data Schedule

*	Previously filed on September 21, 2000 as part of the Company’s Registration Statement on Form 10-SB, File No. 0-31585.

Item 2.  Description of Exhibits

      The required exhibits are attached hereto, as noted in Item 1 above.

SIGNATURE

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

Dated: December 1, 2000

Diamond Discoveries International Corp.

By:	/s/ TEODOSIO V. PANGIA

Teodosio V. Pangia, CEO